New Found Gold Continues to Deliver High-Grade Gold at Queensway

23.7 g/t Au over 15.88 m from Lotto Channels

43.5 g/t Au over 4.75 m from Lotto Underground Infill Drilling

Vancouver, BC, July 21, 2026 - New Found Gold Corp. ("New Found Gold" or the "Company") (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce channel sample and infill drill results of Phase 2 open pit and underground inferred mineral resource blocks from the Lotto Zone ("Lotto" or the "Zone") on its 100%-owned Queensway Gold Project ("Queensway" or the "Project") in Newfoundland and Labrador ("NL"), Canada.

Lotto channel sample highlights include:

  23.7 g/t Au over 15.88 m from 11.62 m (LT-25-01-27)

  3.38 g/t Au over 9.07 m from 15.80 m (LT-25-01-28)

  2.17 g/t Au over 16.36 m from 8.26 m (LT-25-01-30)

  3.22 g/t Au over 12.83 m from 4.58 m (LT-25-01-31)

Lotto underground infill drilling highlights include:

  43.5 g/t Au over 4.75 m from 298.45 m (NFGC-25-2661)
  22.3 g/t Au over 3.60 m from 282.10 m (NFGC-25-2680)

"I am pleased to report that both channel sampling and drilling at Lotto have returned high grades over good widths, consistent with the MRE block model," stated Melissa Render, President of New Found Gold. "Queensway is an orogenic, structurally controlled gold system that comes to within a few metres of surface, allowing us to systematically derisk the Project through both drilling and the excavation of key zones. The excavations expose high-grade gold mineralization at surface which can then be mapped and channel sampled. We began our excavation program at the Keats and Iceberg zones, and more recently extended it to Lotto, as a cost-effective method of continuing to refine and derisk our mine plan and geological model as we advance towards near-term production at Queensway."

Work Summary and Results

Lotto is located in the AFZ Core area ("AFZC"), approximately 1.6 kilometres ("km") north of the Keats and Iceberg zones (Figure 1). In 2025, the shallow overburden over Lotto was excavated to expose the mineralized bedrock over a 210 by 70 metre ("m") area for geological mapping and channel sampling. This press release reports results from both the channel sampling of the Lotto excavation and infill drilling of Phase 2 open pit and underground inferred mineral resource blocks to support mine planning completed in 2025, as outlined in the 2025 Preliminary Economic Assessment ("PEA") in relation to the Phase 2 and Phase 3 development (see the New Found Gold press release dated July 21, 2025).

Results are reported for 729 m of channel samples ("Channels") collected from 57 lines spaced at 7.5 m intervals and completed in H2/25 at the Lotto excavation. Results from seven diamond drill holes ("DDH"), totalling 1,928 m, are also presented herein. Drill highlights, along with full channel and DDH details for the results included in this press release, are provided in Tables 1 to 3.

Figure 1: Plan view map of Queensway North with location of Lotto in the AFZC.

Channels

The excavation at Lotto met its objective in successfully exposing a network of gold-bearing quartz veins over a strike length of 210 m directly below 2.5 to 9 m of overburden, allowing for detailed geological and structural mapping to inform the geological and resource models to increase confidence in resource areas that form a portion of the Phase 1 mine plan outlined in the Queensway PEA.

Sampling at 7.5 m spacing across the bedrock surface has provided valuable detailed information to inform the geological model on the gold grade variability across the top of the Zone, with the data expected to be incorporated into future mineral resource estimates ('MRE') for Queensway.

The results of the Channels and mapping validated the overarching modeling of the mineralized trends and key veins, while providing an additional level of data to inform the established geological and resource model. Secondary veins not well represented by the drilling were exposed in the excavation and may provide opportunities for further testing and expansion. Overall, the results of the Channels and mapping are not expected to significantly impact the future MRE and demonstrated the local variability characteristic of a coarse, free-gold quartz vein system.

DDH

Lotto infill drilling from 2025 was completed as part of a broader geotechnical program targeting the Phase 2 open pit and Phase 3 underground as defined in the PEA, while also serving as infill to support the conversion of open pit and underground areas of the block model from the inferred to the indicated category. Additional infill drilling is required to complete the conversion program at Lotto and is planned for H2/26.

Results from the DDH reported in this release conform well with the initial MRE block model, with expected localized variability. These results will be incorporated into the next MRE update.

Figure 2: Plan view map of Lotto with Channel highlights.

Table 1: Drill and Channel Result Highlights.

LOTTO

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	True Width (%)	Zone
NFGC-25-2661	298.45	303.20	4.75	43.52	50-80	Lotto Main
Including	299.20	301.20	2.00	97.44	50-80
NFGC-25-2680	282.10	285.70	3.60	22.29	70-95	Lotto Main
Including	282.45	283.15	0.70	13.76	70-95
Including	283.90	284.90	1.00	68.95	70-95

LOTTO EXCAVATION

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	True Width (%)	Zone
LT-25-01-27	11.62	27.50	15.88	23.66	85-100	Lotto Excavation
Including	21.78	23.89	2.11	164.69	85-100
LT-25-01-28	15.80	24.87	9.07	3.38	85-100	Lotto Excavation
Including	16.57	16.98	0.41	32.33	85-100
LT-25-01-30	8.26	24.62	16.36	2.17	85-100	Lotto Excavation
Including	14.63	15.46	0.83	16.53	85-100
LT-25-01-31	4.58	17.41	12.83	3.22	80-100	Lotto Excavation
Including	4.58	6.12	1.54	17.09	80-100
Including	16.84	17.41	0.57	10.33	85-100

Note that the host structures are interpreted to be moderately to steeply dipping. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core and channel which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core or channel length of 2 m with a maximum of 4 m consecutive dilution when above 200 m vertical depth and 2 m consecutive dilution when below 200 m vertical depth. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill or channel length thickness. Details of all drill holes and channels reported in this release are included in Table 2 and Table 3 below.

Figure 3: Inclined view of Lotto (looking north) with DDH highlights.

Figure 4: Exposed gold-bearing veins in the Lotto Excavation.

Looking Ahead

The 2025 Queensway drill program included 74,377 m of drilling in 614 diamond DDH, with approximately 75% of the drilling focused on the AFZ Core area to support advancement of the Phase 1 mine plan, as outlined in the Company's PEA, and 25% focused on exploration targets such as Dropkick. To date, approximately 6% of the results from 2025 drilling remain outstanding. These results will be reported once available.

On June 2, 2026 the Company announced an expanded 2026 Queensway work program which includes 90,000 m of drilling with a focus on discovery and resource growth (see the New Found Gold press release dated June 2, 2026). To date approximately 40,100 m have been completed in 284 DDH.

The Company plans to file an updated Technical Report for Queensway later in H2/26 which will include an updated MRE.

Table 2: Summary of composite drill hole and channel results reported in this news release.

LOTTO

Hole/Channel No.	From (m)	To (m)	Interval (m)	Au (g/t)	True Width (%)	Zone
NFGC-25-2631	155.00	157.15	2.15	1.22	10-40	Lotto Main
And	174.75	177.05	2.30	3.58	70-95
Including	176.20	176.55	0.35	18.29	70-95
NFGC-25-2639	No Significant Values					Lotto Main
NFGC-25-2646	134.00	139.55	5.55	3.17	Unknown	Lotto Main
NFGC-25-2652	300.00	302.00	2.00	1.03	70-95	Lotto Main
And	307.30	311.05	3.75	1.81	70-95
NFGC-25-2661	298.45	303.20	4.75	43.52	50-80	Lotto Main
Including	299.20	301.20	2.00	97.44	50-80
NFGC-25-2672	No Significant Values					Lotto Main
NFGC-25-2680	282.10	285.70	3.60	22.29	70-95	Lotto Main
Including	282.45	283.15	0.70	13.76	70-95
Including	283.90	284.90	1.00	68.95	70-95

LOTTO EXCAVATION

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	True Width (%)	Zone
LT-25-01-01	No Significant Values					Lotto Excavation
LT-25-01-02	No Significant Values					Lotto Excavation
LT-25-01-03	No Significant Values					Lotto Excavation
LT-25-01-04	No Significant Values					Lotto Excavation
LT-25-01-05	No Significant Values					Lotto Excavation
LT-25-01-06	No Significant Values					Lotto Excavation
LT-25-01-07	No Significant Values					Lotto Excavation
LT-25-01-08	No Significant Values					Lotto Excavation
LT-25-01-09	No Significant Values					Lotto Excavation
LT-25-01-10	No Significant Values					Lotto Excavation
LT-25-01-11	No Significant Values					Lotto Excavation
LT-25-01-12	No Significant Values					Lotto Excavation
LT-25-01-13	No Significant Values					Lotto Excavation
LT-25-01-14	No Significant Values					Lotto Excavation
LT-25-01-15	No Significant Values					Lotto Excavation
LT-25-01-16	8.76	12.79	4.03	1.21	75-95	Lotto Excavation
LT-25-01-17	No Significant Values					Lotto Excavation
LT-25-01-18	No Significant Values					Lotto Excavation
LT-25-01-19	No Significant Values					Lotto Excavation
LT-25-01-20	No Significant Values					Lotto Excavation

LT-25-01-21	No Significant Values					Lotto Excavation
LT-25-01-22	No Significant Values					Lotto Excavation
LT-25-01-23	No Significant Values					Lotto Excavation
LT-25-01-24	32.38	34.75	2.37	1.61	65-85	Lotto Excavation
LT-25-01-25	16.95	22.54	5.59	2.18	55-75	Lotto Excavation
LT-25-01-26	25.81	30.77	4.96	1.74	65-85	Lotto Excavation
LT-25-01-27	11.62	27.50	15.88	23.66	85-100	Lotto Excavation
Including	21.78	23.89	2.11	164.69	85-100
LT-25-01-28	15.80	24.87	9.07	3.38	85-100	Lotto Excavation
Including	16.57	16.98	0.41	32.33	85-100
LT-25-01-29	8.01	12.80	4.79	2.37	70-90	Lotto Excavation
Including	10.81	11.20	0.39	12.58	70-90
LT-25-01-30	2.00	4.38	2.38	2.04	65-85	Lotto Excavation
And	8.26	24.62	16.36	2.17	85-100
Including	14.63	15.46	0.83	16.53	85-100
LT-25-01-31	4.58	17.41	12.83	3.22	80-100	Lotto Excavation
Including	4.58	6.12	1.54	17.09	80-100
Including	16.84	17.41	0.57	10.33	85-100
LT-25-01-32	16.10	18.31	2.21	1.01	85-100	Lotto Excavation
LT-25-01-33	No Significant Values					Lotto Excavation
LT-25-01-34	1.63	4.20	2.57	1.75	80-100	Lotto Excavation
And	7.60	10.01	2.41	1.53	80-100
LT-25-01-35	3.87	7.22	3.35	3.17	75-95	Lotto Excavation
LT-25-01-38	No Significant Values					Lotto Excavation
LT-25-01-39	4.85	7.64	2.79	1.17	85-100	Lotto Excavation
LT-25-01-40	No Significant Values					Lotto Excavation
LT-25-01-41	No Significant Values					Lotto Excavation
LT-25-01-42	1.09	3.44	2.35	7.98	80-100	Lotto Excavation
Including	2.29	2.89	0.60	30.06	80-100
LT-25-01-43	2.23	8.54	6.31	2.84	85-100	Lotto Excavation
LT-25-01-44	1.45	4.05	2.60	1.26	85-100	Lotto Excavation
And	9.83	12.14	2.31	1.56	85-100
LT-25-01-45	0.74	2.97	2.23	1.08	85-100	Lotto Excavation
LT-25-01-46	No Significant Values					Lotto Excavation
LT-25-01-47	No Significant Values					Lotto Excavation
LT-25-01-48	No Significant Values					Lotto Excavation
LT-25-01-49	No Significant Values					Lotto Excavation
LT-25-01-50	No Significant Values					Lotto Excavation
LT-25-01-51	No Significant Values					Lotto Excavation
LT-25-01-52	No Significant Values					Lotto Excavation
LT-25-01-53	No Significant Values					Lotto Excavation
LT-25-01-54	No Significant Values					Lotto Excavation
LT-25-01-55	No Significant Values					Lotto Excavation
LT-25-01-56	No Significant Values					Lotto Excavation
LT-25-01-57	0.00	3.18	3.18	1.98	80-100	Lotto Excavation

Note that the host structures are interpreted to be moderately to steeply dipping. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core and channel which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core or channel length of 2 m with a maximum of 4 m consecutive dilution when above 200 m vertical depth and 2 m consecutive dilution when below 200 m vertical depth. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill or channel length thickness.

Table 3: Details of drill holes reported in this news release.

Hole /Channel No.	Length (m)	Azimuth (°)	Dip (°)	UTM E	UTM N	Prospect
LT-25-01-01	2.76	52	3	658885	5429104	Lotto Excavation
LT-25-01-02	5.93	50	1	658903	5429120	Lotto Excavation
LT-25-01-03	2.46	50	0	658890	5429099	Lotto Excavation
LT-25-01-04	4.32	51	-1	658907	5429113	Lotto Excavation
LT-25-01-05	2.49	50	-3	658894	5429092	Lotto Excavation
LT-25-01-06	4.80	51	-23	658911	5429106	Lotto Excavation
LT-25-01-07	6.86	50	0	658899	5429087	Lotto Excavation
LT-25-01-08	7.38	51	-13	658915	5429100	Lotto Excavation
LT-25-01-09	2.62	49	-4	658904	5429081	Lotto Excavation
LT-25-01-10	5.53	51	17	658908	5429085	Lotto Excavation
LT-25-01-11	6.48	50	-4	658918	5429093	Lotto Excavation
LT-25-01-12	9.35	50	-10	658905	5429072	Lotto Excavation
LT-25-01-13	4.95	50	-4	658916	5429082	Lotto Excavation
LT-25-01-14	5.04	50	4	658923	5429087	Lotto Excavation
LT-25-01-15	18.62	50	1	658915	5429071	Lotto Excavation
LT-25-01-16	15.90	50	-5	658921	5429066	Lotto Excavation
LT-25-01-17	7.84	120	-15	658872	5429041	Lotto Excavation
LT-25-01-18	5.95	120	-17	658883	5429043	Lotto Excavation
LT-25-01-19	6.42	120	-10	658892	5429046	Lotto Excavation
LT-25-01-20	11.56	120	9	658872	5428980	Lotto Excavation
LT-25-01-21	20.31	120	9	658873	5428988	Lotto Excavation
LT-25-01-22	27.30	120	6	658873	5428997	Lotto Excavation
LT-25-01-23	30.92	120	5	658877	5429003	Lotto Excavation
LT-25-01-24	40.93	120	8	658883	5429008	Lotto Excavation
LT-25-01-25	41.40	120	7	658887	5429015	Lotto Excavation
LT-25-01-26	41.82	120	6	658891	5429021	Lotto Excavation
LT-25-01-27	42.29	120	6	658895	5429027	Lotto Excavation
LT-25-01-28	46.20	120	4	658897	5429035	Lotto Excavation
LT-25-01-29	49.44	120	2	658901	5429041	Lotto Excavation
LT-25-01-30	55.59	120	0	658901	5429050	Lotto Excavation
LT-25-01-31	41.83	120	-3	658907	5429055	Lotto Excavation
LT-25-01-32	20.89	120	-14	658905	5429065	Lotto Excavation
LT-25-01-33	8.73	120	19	658931	5429050	Lotto Excavation
LT-25-01-34	18.03	120	-10	658922	5429064	Lotto Excavation
LT-25-01-35	8.15	120	-17	658926	5429070	Lotto Excavation
LT-25-01-36	2.56	121	9	658886	5428955	Lotto Excavation
LT-25-01-37	2.90	122	-5	658892	5428960	Lotto Excavation
LT-25-01-38	3.85	119	16	658897	5428966	Lotto Excavation

LT-25-01-39	8.21	120	3	658901	5428972	Lotto Excavation
LT-25-01-40	3.73	120	10	658906	5428978	Lotto Excavation
LT-25-01-41	4.69	120	13	658909	5428984	Lotto Excavation
LT-25-01-42	5.80	50	-6	658903	5428964	Lotto Excavation
LT-25-01-43	11.77	49	1	658908	5428958	Lotto Excavation
LT-25-01-44	14.20	50	10	658913	5428953	Lotto Excavation
LT-25-01-45	2.97	49	1	658916	5428946	Lotto Excavation
LT-25-01-46	2.42	51	13	658924	5428952	Lotto Excavation
LT-25-01-47	3.40	49	1	658928	5428956	Lotto Excavation
LT-25-01-48	4.30	49	14	658919	5428938	Lotto Excavation
LT-25-01-49	4.16	50	-3	658928	5428946	Lotto Excavation
LT-25-01-50	5.15	50	1	658935	5428952	Lotto Excavation
LT-25-01-51	0.90	51	-21	658922	5428931	Lotto Excavation
LT-25-01-52	3.79	50	-19	658934	5428941	Lotto Excavation
LT-25-01-53	5.25	50	3	658942	5428950	Lotto Excavation
LT-25-01-54	0.75	46	-9	658928	5428926	Lotto Excavation
LT-25-01-55	2.13	48	2	658940	5428936	Lotto Excavation
LT-25-01-56	0.75	49	8	658933	5428920	Lotto Excavation
LT-25-01-57	3.78	50	3	658907	5428961	Lotto Excavation
NFGC-25-2631	209	330	-45	658868	5428935	Lotto
NFGC-25-2639	131	290	-50	658861	5429093	Lotto
NFGC-25-2646	245	290	-48	658971	5429086	Lotto
NFGC-25-2652	341	262	-46.5	659128	5429075	Lotto
NFGC-25-2661	323	260	-43	659128	5429076	Lotto
NFGC-25-2672	356	256	-51.5	659127	5429018	Lotto
NFGC-25-2680	323	260	-44.5	659124	5429018	Lotto

Sampling, Sub-sampling, and Laboratory

All drilling recovers HQ core. For deep and condemnation holes, the core size may be reduced to NQ. The drill core is split in half using a diamond saw or a hydraulic splitter for rare intersections with incompetent core.

A geologist examines the drill core and marks out the intervals to be sampled and the cutting line. Sample lengths are mostly 1.0 meter and adjusted to respect lithological and/or mineralogical contacts and isolate narrow (<1.0m) veins or other structures that may yield higher grades.

Technicians saw the core along the defined cutting line. One-half of the core is kept as a witness sample and the other half is submitted for analysis. Individual sample bags are sealed and placed into totes, which are then sealed and marked with the contents.

All channel samples are collected directly from the bedrock.

A geologist examines the bedrock and marks out the intervals to be sampled and the cutting line. Sample lengths are mostly 1.0 m and adjusted to respect lithological and/or mineralogical contacts and isolate narrow (<1.0m) veins or other structures that may yield higher grades.

Technicians saw the channel along the cut line, producing two lines 5 cm apart and approximately 6-8 cm deep. The sample is removed from the bedrock and placed into sample bags. Individual sample bags are sealed and placed into totes, which are then sealed and marked with the contents.

New Found Gold has submitted samples for gold determination by PhotonAssay™ to ALS Canada Ltd. ("ALS") since February 2024. ALS operates under a commercial contract with New Found Gold.

Drill core and channel samples are shipped to ALS for sample preparation and gold analysis in Thunder Bay, Ontario.  ALS does not currently have accreditation for the PhotonAssay™ method at their Thunder Bay, ON laboratory. They do however have ISO/IEC 17025 (2017) accreditation for gamma ray analysis of samples for gold at their Australian labs with this method, including the Canning Vale lab in Perth, WA.

Samples submitted to ALS beginning in February 2024, received gold analysis by photon assay whereby the entire sample is crushed to approximately 70% passing 2 mm mesh. The sample is then riffle split and transferred into jars. For "routine" samples that do not have VG identified, one (300-500g) jar is analyzed by photon assay. If the jar assays greater than 0.8 g/t, the remaining crushed material is weighed into multiple jars and submitted for photon assay. For channel samples which returned greater than 0.8 g/t, 50% of the material was analysed, to a minimum of 3 kg, due to very large sample size.

For samples that have VG identified, the entire crushed sample is riffle split and weighed into multiple jars that are submitted for photon assay. The assays from all jars are combined on a weight-averaged basis.

Select samples prepared at ALS are also analyzed for a multi-element ICP package (ALS method code ME-ICP61) at ALS Vancouver.

Drill program design, Quality Assurance/Quality Control, and interpretation of results are performed by qualified persons employing a rigorous Quality Assurance/Quality Control program consistent with industry best practices. Standards and blanks account for a minimum of 10% of the samples in addition to the laboratory's internal quality assurance programs.

Quality Control data are evaluated on receipt from the laboratories for failures. Appropriate action is taken if assay results for standards and blanks fall outside allowed tolerances. All results stated have passed New Found Gold's quality control protocols.

New Found Gold's quality control program also includes submission of the second half of the core for approximately 2% of the drilled intervals. In addition, approximately 1% of sample pulps for mineralized samples are submitted for re-analysis to a second ISO-accredited laboratory for check assays.

The Company does not recognize any factors of drilling, sampling, or recovery that could materially affect the accuracy or reliability of the assay data disclosed.

The assay data disclosed in this press release have been verified by the Company's Qualified Person against the original assay certificates.

Qualified Person

The scientific and technical information disclosed in this press release was reviewed and approved by Melissa Render, P. Geo., President, and a Qualified Person as defined under National Instrument 43-101. Ms. Render consents to the publication of this press release by New Found Gold. Ms. Render certifies that this press release fairly and accurately represents the scientific and technical information that forms the basis for this press release.

About New Found Gold

New Found Gold is an emerging Canadian gold producer with assets in NL, Canada. The Company holds a 100% interest in its fully funded flagship asset, Queensway, as well as the Hammerdown Gold Project which includes the Hammerdown deposit and Pine Cove. New Found Gold is focused on bringing the Hammerdown deposit into commercial gold production in H2/26 while advancing its flagship Queensway toward Phase I production.

The Company's portfolio is further strengthened by its district-scale land package at Queensway, covering more than 110 km of strike length across two highly prospective faults zones, and a strong shareholder base, including renowned mining investor and cornerstone shareholder, Eric Sprott.

On June 29, 2026, the Company announced it had received conditional approval to graduate to the Toronto Stock Exchange. The stock symbol "NFGC" has been reserved for use by the Company upon listing on the TSX, to align with its stock symbol on the NYSE American LLC.

Keith Boyle, P.Eng.

Chief Executive Officer

New Found Gold Corp.

Contact

For further information on New Found Gold contact us through our investor inquiry form at https://newfoundgold.ca/contact/contact-us/ or contact:

Fiona Childe, Ph.D., P.Geo.

Vice President, Communications and Corporate Development

Phone: +1 (416) 775-2700

Email: contact@newfoundgold.ca

Follow us on social media at https://www.linkedin.com/company/newfound-gold-corp and https://x.com/newfoundgold.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain "forward-looking statements" within the meaning of Canadian securities legislation, including relating to the Company's drill programs on its Queensway Gold Project in Newfoundland and Labrador, Canada, and the timing, results, interpretation and use of the results, including expected incorporation of data into future MRE for Queensway; continued refining and derisking of the Company's mine plan and geological model; advancement towards near-term production at Queensway; further testing and expansion of secondary veins; planned additional infill drilling to complete the conversion program at Lotto in H2/26; planned reporting of the remaining results from 2025 drilling; the excavation programs and the timing and results thereof; future drill and excavation programs and the timing and focus thereof; exploration, drilling and mineralization at Queensway; the extent of mineralization and the continuity of high-grade gold mineralization; the potential resource expansions; planned filing of an updated Technical Report for Queensway, including an updated MRE, in H2/26; and the Company's focus on bringing the Hammerdown deposit into commercial gold production in H2/26 while advancing its flagship Queensway toward Phase I production;. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "interpreted", "intends", "estimates", "projects", "aims", "suggests", "indicate", "often", "target", "future", "likely", "pending", "potential", "encouraging", "goal", "objective", "prospective", "possibly", "preliminary", and similar expressions, or that events or conditions "will", "would", "may", "can", "could" or "should" occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSXV, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with the Company's ability to complete exploration and drilling programs as expected, possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of exploration results and the results of the metallurgical testing program, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management's Discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR+) at www.sedarplus.ca for a more complete discussion of such risk factors and their potential effects.